UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*

                      Equity Technologies & Resources, Inc
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                    29477M203
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                                 (CUSIP Number)

                                  Scott Haire
                       2225 E. Randol Mill Road, Suite 305
                             Arlington, Texas 76011
                                Tel. 817-633-9400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 10, 2006
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             (Date of Event Which Requires Filing of This Statement)


----------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent. (Continued on the following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  29477M203
           ---------


1    NAMES OF REPORTING  PERSONS        MLH, LLC

     I.R.S.  IDENTIFICATION  NOS. OF ABOVE  PERSONS  (ENTITIES ONLY)
                                        20-4605566
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)   [_]
         (b)   [_]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*                   PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)    [_] -Not applicable
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
                              USA
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NUMBER OF             7.  SOLE VOTING POWER:                   0
SHARES BENE-
FICIALLY              8.  SHARED VOTING POWER        156,196,406
OWNED BY
EACH REPORT-          9.  SOLE DISPOSITIVE POWER:              0
ING PERSON
WITH                 10.  SHARED DISPOSITIVE POWER  156,196,406
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     156,196,406
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*           [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           52%
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14   TYPE OF REPORTING PERSON*
                                         OO
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




CUSIP No.  29477M203
           ---------


1    NAMES OF REPORTING  PERSONS        Scott Haire

     I.R.S.  IDENTIFICATION  NOS. OF ABOVE  PERSONS  (ENTITIES ONLY)
----------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)   [_]
         (b)   [_]
----------------------------------------------------------------

3    SEC USE ONLY
----------------------------------------------------------------

4    SOURCE OF FUNDS*                   AF
----------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)    [_] -Not applicable
----------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
                              USA
----------------------------------------------------------------

NUMBER OF             7.  SOLE VOTING POWER:                   0
SHARES BENE-
FICIALLY              8.  SHARED VOTING POWER        156,196,406
OWNED BY
EACH REPORT-          9.  SOLE DISPOSITIVE POWER:              0
ING PERSON
WITH                 10.  SHARED DISPOSITIVE POWER   156,196,406
----------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     156,196,406
----------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*           [_]
----------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           52%
----------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
                                         IN
----------------------------------------------------------------


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



Item 1. Security and Issuer

     This statement on Schedule 13D relates to the shares of Class A Common Stock, par value $.0001 per share (the "Common Stock"), of Equity Technologies & Resources, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at PO Box 12012, Lexington, Kentucky 40579.


Item 2. Identity and Background

     This statement is being filed by MLH Investments, LLC "MLH"), a Nevada limited liability company and its manager and sole owner, Mr. Scott Haire (sometimes hereinafter referred to as the "Related Person"). MLH and the Related Person are sometimes collectively referred to as the "Reporting Persons."

     The Related Person is a citizen of the United States. The Related Person's principal occupation or employment is Virtual Payment Solutions, LLC.

     The principal place of business and the principal office of MLH and the Related Person is located at 2225 E. Randol Mill Road, Suite 305, Arlington, Texas 76011. During the last five years, neither of the Reporting Persons have been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

     Effective April 10, 2006, MLH purchased 156,096,406 shares of authorized but unissued shares of Common Stock, at an aggregate purchase price of $15,606.04. Simultaneously, an additional 100,000 shares of Class B Common Stock were also purchased by MLH from James Arch, Chairman of the Board of the Company, at an aggregate purchase price $100.


Item 4.  Purpose of Transaction

     State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     MB Holding Corporation ("MBH") and H.E.B. LLC, an affiliate of Mr. Haire ("HEB"), have proposed a stock exchange transaction pursuant to which the Issuer would receive all of the outstanding securities of MBH in exchange for shares of the Issuer sufficient to give voting control of the issuer to HEB.




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



     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
     reorganization  or  liquidation,   involving  the  issuer  or  any  of  its
     subsidiaries;

     See response to Item 4a. above. In addition, the Stock Purchase Agreement ("SPA") dated April 14, 2006, between Equity Technologies & Resources, Inc. (the "Company") and MLH Investments, LLC ("MLH") and Scott A. Haire ("SAH") the filers, recognized that the Company is insolvent and MLH and SAH is interested in pursuing a potential restructuring of the company. A requirement of the SPA is for MLH and SAH to have absolute voting control of the Company.

     (c) A sale or transfer of a material  amount of assets of the issuer or any
     of its subsidiaries;       N/A

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     As part of the proposal described in Item 4a. above, individuals designated by HEB would be appointed as members of the Issuer's board of directors, and the Issuer's current directors would resign.

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     As part of the proposal described in Item 4a. above, the Issuer's outstanding Class A Common Stock would be reverse split on a 100:1 basis.

     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the
     Investment Company Act of 1940;            N/A

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     As part of the proposal described in Item 4a. above, the Issuer's Certificate of Incorporation would be amended and restated to remove references to Class B Common Stock and Class A and Class C Preferred Stock.

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities
     association;               N/A

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or Any
     action similar to any of those enumerated above.           N/A


Item 5. Interest in Securities of the Issuer

     (a) As of June 30, 2006, the Reporting Persons owned beneficially and of record 156,196,406 shares of Common Stock, which constitutes approximately 52% of the outstanding Common Stock.




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



     (b) The Reporting Persons are deemed to have shared voting power and shared dispositive power with respect to the 156,196,406 shares of Common Stock that are held of record by MLH.

     (c) The Reporting Persons have not engaged in any transactions relating to the Company's securities during the past sixty days that are not reported in Items 1 and 3, above

     (d) Except as described in this schedule, no person has the power to direct the receipt of dividends on or the proceeds of sales of the common stock owned by the Reporting Persons.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.


Item 7. Material to be Filed as Exhibits.

     The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Exhibit
Number      Description
--------    -------------------------------------
10.1`       Stock Purchase Agreement dated April 14, 2006

10.2        Binding Letter of Intent dated June 15, 2006
----------------------




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




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              MLH Investments, LLC

Date:    July 07, 2006


                           /s/ Scott Haire
                           --------------------------
                             Its: Manager




Date:    July 07, 2006


                           /s/ Scott Haire
                           --------------------------
                          Scott Haire

























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